Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in December and full year 2015.

FCA US LLC Reports December 2015 U.S. Sales Increased 13 Percent - Best December in 90 Years; Full-Year Sales Up 7 Percent - Strongest Annual Sales Since 2005

•	69th-consecutive month of year-over-year sales gains

•	Annual U.S. sales up 7 percent in 2015; sixth-consecutive year of annual sales growth

•	Jeep® brand sales up 42 percent; best monthly sales ever and best annual U.S. sales ever

•	Jeep Cherokee, Jeep Compass, and Jeep Renegade record their best monthly sales ever; Jeep Wrangler and Jeep Patriot each log their best December sales ever

•	Ram ProMaster and Ram ProMaster City post their best monthly sales ever

•	Dodge Journey crossover registers its best December sales ever

Auburn Hills, Mich., Jan. 5, 2016 - FCA US LLC today reported U.S. sales of 217,527 units, a 13 percent increase compared with sales in December 2014 (193,261 units), and the group’s best December sales ever.

The Jeep®, Dodge, Ram Truck and FIAT brands each posted year-over-year sales gains in December compared with the same month a year ago. The Jeep brand’s 42 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 69 consecutive months.

“FCA US finished 2015 strong with sales up 13 percent and our best December sales since we started business more than 90 years ago,” said Reid Bigland, Head of U.S. Sales. “For the second straight year, the company has topped 2 million in U.S. sales. FCA US sales have now grown annually for the past six years.”

Eight FCA US vehicles set records in the month of December, including five Jeep brand vehicles. The Jeep Cherokee, Jeep Compass, and Jeep Renegade turned in their best monthly sales ever, while the Jeep Wrangler and Jeep Patriot each recorded their best December sales ever. The Compass generated the largest percentage year-over-year increase of any FCA US vehicle in the month. In addition, the Ram ProMaster and Ram ProMaster City each recorded their best sales months ever, while the Dodge Journey crossover posted its best December sales ever.

FCA US finished the month of December with an 81-day supply of inventory (631,668 units). U.S. industry sales figures for December are internally projected at an estimated 18.3 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep Brand
Jeep brand sales increased 42 percent, the brand’s best monthly U.S. sales ever and its 27th-consecutive month of year-over-year sales gains.The Jeep brand has set a sales record in every month dating back to November 2013. Five Jeep models set sales records in December. The Cherokee, Compass and Renegade each logged their best monthly sales ever, while the Wrangler and Patriot tallied their best December sales ever. The Compass’ 78 percent increase was the largest year-over-year percentage gain of any FCA US vehicle in the month. Sales of the flagship Jeep Grand Cherokee were up 22 percent for its best December sales in 10 years. Jeep Renegade sales were up 22 percent month-over-month for its best sales month since launch in March.

Full-year Jeep brand sales were up 25 percent for its best annual U.S. sales ever. It was the Jeep brand’s sixth-straight year of annual sales growth. In addition, the Wrangler, Cherokee, Compass and Patriot each posted their best annual U.S. sales ever. The Grand Cherokee had its best annual sales in 10 years.

Dodge Brand
Dodge brand sales were up 6 percent in December, compared with the same month a year ago. It was the brand’s best December sales in three years. Dodge Journey sales increased 3 percent, the crossover’s best December sales ever. Dodge Durango’s 25 percent sales gain was its best December sales in 11 years. Both the Dodge Grand Caravan minivan and the Dodge Charger posted year-over-year sales gains in December as well.

The Dodge Dart compact car, the Dodge Challenger iconic muscle car, and the Journey each recorded their best annual U.S. sales ever in 2015. The Challenger has posted seven-consecutive years of annual sales growth.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City and Ram Cargo Van, were up 4 percent in December, the brand’s best December sales since 1999. Sales of the Ram pickup truck were down 2 percent in December, compared with the same month a year ago. The Ram ProMaster recorded its best monthly sales ever, while the Ram ProMaster City posted its best sales month since launch in January.

The Ram Truck brand had its best annual sales since 2005. Full-year Ram pickup truck sales were up 3 percent for its best annual U.S. sales ever. It was the pickup truck’s sixth-straight year of annual sales growth in the U.S.

FIAT Brand
FIAT brand sales, which include the Fiat 500, Fiat 500L, and 500X, were up 1 percent in December compared with the same month a year ago. It was the brand’s best December sales ever. Sales of the all-new Fiat 500X small crossover were up 9 percent in December, compared with the previous month of November. The Insurance Institute for Highway Safety (IIHS) announced in December that the 500X merits the Top Safety Pick+ rating for 2016. The 500X first earned that distinction in 2015. Top Safety Pick+ is the highest rating given by the IIHS.

Chrysler Brand
Sales of the Chrysler Town & Country minivan were up 1 percent in December, the minivan’s second best sales month this year. The Town & Country ended the year on a strong note with its best December sales since 2007. The Chrysler 300, the brand’s flagship sedan, turned in its best December sales in two years. Sales of the Chrysler 200 mid-size sedan were down in December, but the 200 finished the year with its best annual sales ever. The IIHS announced in December that the 200 retained its Top Safety Pick+ rating for 2016. The 200 earned the distinction in 2015. Top Safety Pick+ is the highest rating given by the IIHS. Chrysler brand sales were down 21 percent in December, but the brand’s full-year sales were its best since 2008.

FCA US LLC Sales Summary December 2015
	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	8.825	4.946	78%	66.698	61.264	9%
Patriot	11.206	9.434	19%	118.464	93.462	27%
Wrangler	15.591	14.003	11%	202.702	175.328	16%
Cherokee	24.049	17.715	36%	220.260	178.508	23%
Grand Cherokee	21.008	17.176	22%	195.958	183.786	7%
Renegade	8.975	0	New	60.946	0	New
JEEP BRAND	89.654	63.274	42%	865.028	692.348	25%
200	8.579	16.229	-47%	177.889	117.363	52%
300	4.856	3.992	22%	53.109	53.382	-1%
Town & Country	10.857	10.709	1%	93.848	138.040	-32%
CHRYSLER BRAND	24.292	30.930	-21%	324.846	308.785	5%
Dart	6.731	6.881	-2%	87.392	83.858	4%
Avenger	75	455	-84%	1.268	51.705	-98%
Charger	8.667	8.422	3%	94.725	94.099	1%
Challenger	4.744	4.938	-4%	66.365	51.611	29%
Viper	63	89	-29%	676	760	-11%
Journey	8.682	8.421	3%	105.400	93.572	13%
Caravan	12.670	11.253	13%	97.141	134.152	-28%
Durango	7.624	6.119	25%	64.186	64.398	0%
DODGE BRAND	49.256	46.578	6%	517.153	574.155	-10%
Ram P/U	43.135	44.222	-2%	451.116	439.789	3%
Cargo Van	38	1.370	-97%	3.222	11.311	-72%
ProMaster Van	4.279	3.036	41%	28.345	18.039	57%
ProMaster City	3.011	0	New	11.124	0	New
RAM BRAND	50.463	48.628	4%	493.807	469.139	5%
Alfa 4C	57	67	-15%	663	91	New
ALFA BRAND	57	67	New	663	91	New
500	1.501	2.302	-35%	25.084	33.708	-26%
500L	308	1.482	-79%	7.863	12.413	-37%
500X	1.996	0	New	9.463	0	New
FIAT BRAND	3.805	3.784	1%	42.410	46.121	-8%

TOTAL FCA US LLC	217.527	193.261	13%	2.243.907	2.090.639	7%

TOTAL CAR	35.273	43.375	-19%	507.171	486.577	4%
TOTAL TRUCK	182.254	149.886	22%	1.736.736	1.604.062	8%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com